Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
June 30, 2016

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2016	2015
	$	$

Assets

Current assets
Cash and cash equivalents	8,801	16,773
Accounts and other receivables	39,661	34,136
Inventories (note 3)	76,182	92,868
Prepaid expenses	6,392	12,262

	131,036	156,039

Property, plant and equipment	220,723	222,836
Intangible assets	10,363	31,979
Other assets	1,227	1,729

	363,349	412,583

Liabilities

Current liabilities
Accounts payable and accrued liabilities	32,028	47,894
Financial liabilities – borrowings (note 5)	6,351	4,438
Reforestation obligations	4,749	4,749

	43,128	57,081

Financial liabilities – borrowings (note 5)	289,802	313,062
Asset retirement obligations	1,862	1,446
Other obligations	2,285	2,285
Reforestation obligations	6,789	7,634
Deferred income taxes	4,240	12,853
Post-employment benefit obligation	2,122	2,471

	350,228	396,832

Shareholder’s equity

Share capital	65,500	65,500
Deficit	(52,379)	(49,749)

	13,121	15,751

	363,349	412,583

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the six months ended June 30, 2016 and 2015
(Unaudited)

(expressed in thousands of Canadian dollars)

		Retained
	Share	earnings	Total
	capital	(deficit)	equity
	$	$	$

Balance – December 31, 2014	65,500	3,931	69,431

Net loss for the period	-	(24,102)	(24,102)

Dividends	-	(750)	(750)

Balance – June 30, 2015	65,500	(20,921)	44,579

Balance – December 31, 2015	65,500	(49,749)	15,751

Net loss for the period	-	(2,630)	(2,630)

Balance – June 30, 2016	65,500	(52,379)	13,121

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net Income (Loss) and Comprehensive Income (Loss)
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue	94,928	104,880	188,668	200,266

Cost of products sold (excluding depreciation and amortization)	69,110	78,241	140,438	145,198
Freight and other distribution costs	16,074	18,581	32,441	32,527
Depreciation and amortization	2,353	3,634	5,818	7,243
General and administration	5,024	3,489	8,981	7,717
Loss on termination of Power Purchase Arrangement (PPA) (note 5)	-	-	22,215	-
Other (income) expense, net (note 6)	(1,065)	(592)	(1,039)	2,039

Operating earnings (loss)	3,432	1,527	(20,186)	5,542

Foreign exchange gain (loss) on borrowings	1,470	3,696	19,383	(18,669)

Finance expenses (note 7)	(5,245)	(5,490)	(10,435)	(11,638)

Net loss before income taxes	(343)	(267)	(11,238)	(24,765)

Income taxes recovery	(792)	(164)	(8,608)	(663)

Net income (loss) and comprehensive income (loss)	449	(103)	(2,630)	(24,102)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the six months ended June 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	2016	2015
	$	$

Cash (used in) provided by

Operating activities
Net loss for the period	(2,630)	(24,102)
Adjustments for
Finance expenses	10,435	11,638
Depreciation and amortization	5,818	7,243
Deferred income tax recovery	(8,613)	(674)
Unrealized exchange (gain) loss on borrowings	(19,383)	18,669
Unrealized (gain) on derivative contracts	(770)	(1,075)
Reforestation expense	3,478	4,045
Loss on disposal of property, plant and equipment	220	3
Loss on disposal of PPA assets (note 5)	20,620	-
Increase in demand loan value on termination of PPA (note 5)	1,595	-
Inventory valuation	(1,141)	-
Greenhouse gas credits	(581)	-
Gain on sale of greenhouse gas credits	(388)	-
Other	67	(321)
Reforestation expenditures	(1,078)	(2,607)

	7,649	12,819
Net change in non-cash working capital items (note 10)	(405)	(14,551)

	7,244	(1,732)

Investing activities
Additions to property, plant and equipment (note 10)	(1,835)	(22,048)
Proceeds on disposal or property, plant and equipment	127	36
Receipt of government grants	2,175	-
Decrease in other assets	(371)	(31)

	96	(22,043)

Financing activities
Credit facility draw	10,000	-
Increase in borrowings	-	6,689
Repayment of borrowings	(11,967)	(759)
Finance expenses paid	(13,345)	(12,595)
Dividends paid	-	(750)

	(15,312)	(7,415)

Decrease in cash and cash equivalents	(7,972)	(31,190)

Cash and cash equivalents – beginning of period	16,773	47,425

Cash and cash equivalents – end of period	8,801	16,235

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of two sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on August 4, 2016.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the three and six months ended June 30, 2016, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	Inventories

	June 30,	December 31,
	2016	2015
	$	$

Logs	28,725	34,858
Pulp	16,168	21,584
Lumber	18,897	22,867
Operating and maintenance supplies	12,392	13,559

	76,182	92,868

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted In the six months ended June 30, 2016, the Company reversed a portion, amounting to $1.1 million, of a $1.2 million inventory write down recorded at December 31, 2015. The amount reversed was included in cost of products sold.

4	Revolving credit facility

The Company has a $50.0 million revolving credit facility maturing July 15, 2018. During the period of February 1, 2016, to April 30, 2016, the credit facility was temporarily increased to $70.0 million. The facility is subject to a borrowing formula based on the Company’s levels of inventory and accounts receivable. As of June 30, 2016, $nil was drawn on the credit facility (December 31, 2015 – $nil) and $13.5 million was committed to standby letters of credit (December 31, 2015 – $3.9 million). The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00% . The Company also has the option of basing the rate on LIBOR, plus a spread of 3.25% . Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

5	Financial liabilities – borrowings

	June 30,	December 31,
	2016	2015
	$	$

Unsecured Senior Notes – US$210 million	271,257	290,640
Less: Financing expenses	(2,364)	(2,613)
Power purchase rights loan #1	-	8,345
Power purchase rights loan #2	-	1,592
Capital Power loan	8,884	-
BEP capital lease obligation	18,376	19,536

	296,153	317,500
Less: Current portion	6,351	4,438

	289,802	313,062

Effective March 24, 2016, Capital Power Corporation gave notice of its intent to terminate its role as buyer of the Sundance C Power Arrangement. As a result of this termination, the Company’s role as a party to the Power Purchase Arrangement (PPA) syndicate was also terminated. The Company had $9.4 million in loans related to the acquisition of its share of the PPA, which were recorded at fair value and amortized using the effective interest rate method. As a result of the PPA termination, the loans’ cash value of $11.0 million became due and payable to Capital Power on June 30, 2016. The differential, a loss of $1.6 million, was recorded along with the $20.6 million loss on disposal of the PPA asset.

Effective June 30, 2016, the Company entered into an emission offset purchase agreement, whereby 96,922 greenhouse gas credits were sold to Capital Power for the purchase price of $1.8 million, which partially offset the $10.7 million of principal remaining on the loans at the end of June. This resulted in a gain of $0.4 million on the sale of the greenhouse credits over the recorded value amount of $1.4 million. The remaining loan balance of $8.9 million was secured by a letter of credit and will be paid in equal monthly payments of $0.3 million from July 31, 2016, to December 31, 2018, with interest accrued at an effective annual rate of 5.48% .

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

As at the release of our second quarter results, the Company had been advised that the Balancing Pool is investigating the circumstances associated with the termination and may challenge the validity of the termination or the effective date of the termination. A change in the effective termination date could result in an additional loss. As the amount of such loss, if any, is not reasonably determinable, any amount will be recorded in earnings at such time as the amount can be determined.

6	Other income (expense), net

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Loss on disposal of property, plant and equipment	(220)	-	(220)	(3)
Gain on sale of greenhouse gas credits (note 5)	388	-	388	-
Foreign exchange (loss) gain	(54)	(596)	(1,783)	2,096
Unrealized (loss) gain on derivative contracts	(982)	2,952	770	1,075
Realized gain (loss) on derivative contracts	1,933	(1,764)	1,884	(5,207)

	1,065	592	1,039	(2,039)

7	Finance expenses

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Interest expense on borrowings	6,341	6,191	12,515	12,820
Less: Interest capitalized on qualifying assets	1,306	877	2,569	1,528

Net interest expense on borrowings	5,035	5,314	9,946	11,292
Other interest and bank charges	219	203	510	450
Interest income	(9)	(27)	(21)	(104)

	5,245	5,490	10,435	11,638

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

8	Financial instruments and financial risk factors

Financial instruments

Carrying and fair value of financial instruments by category:

	June 30, 2016

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	441	8,360	-	8,801	8,801
Accounts receivable Trade and other	-	39,661	-	39,661	39,661
Other assets	-	1,227	-	1,227	1,227

	441	49,248	-	49,689	49,689

Financial liabilities
Accounts payable Trade and other	213	-	31,815	32,028	32,028
Borrowings	-	-	296,153	296,153	152,038
Other obligations	2,280	-	5	2,285	2,285

	2,493	-	327,973	330,466	186,351

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

	December 31, 2015

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	16,773	-	16,773	16,773
Accounts receivable Trade and other	-	34,136	-	34,136	34,136
Other assets	-	1,729	-	1,729	1,729

	-	52,638	-	52,638	52,638

Financial liabilities
Accounts payable Trade and other	542	-	47,352	47,894	47,894
Borrowings	-	-	317,500	317,500	175,635
Other obligations	2,280	-	5	2,285	2,285

	2,822	-	364,857	367,679	225,814

The estimated fair value of financial instruments is based on relevant market prices and information available at the end of the period.

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, bank indebtedness, credit facility, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings as at June 30, 2016, was estimated to be US$96.6 million (December 31, 2015 – US$107.4 million), based on the most recent bid price.

Financial assets and liabilities that are recognized on the statements of financial position at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 –	inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 –	inputs that are not based on observable market data.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method, based on forward commodity prices. The fair value of forward exchange contracts is calculated using a forward pricing model (Level 3).

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other (income) expense at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other (income) expense.

At June 30, 2016, the Company had $5.6 million (June 30, 2015 - $5.6 million) in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of US$0.2 million (June 30, 2015 – US$0.2 million gain). All the outstanding derivative contracts had terms of less than one year. A US$10 change in the contract pricing on the outstanding commodity contracts of US$5.6 million would result in a financial impact of $0.4 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. As at June 30, 2016, the Company had US$12.0 million (June 30, 2015 – US$20.0 million) in outstanding forward exchange contracts, with a weighted average contract rate of C$1.2810/US$ 1.00 (June 30, 2015 – C$1.1973/US$ 1.00) . The Company had no (June 30, 2015 – US$16.0 million) outstanding collar options contracts. The Company recorded the amount of unrealized gain on these currency contracts for the six months ended June 30, 2016, of $0.3 million (June 30, 2015 – $0.8 million gain) in other (income) expense.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

9	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has two reportable segments, lumber and pulp, and one supporting cost centre, corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segments

Lumber

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from external customers	48,387	50,215	95,336	101,542

Cost of products sold	(35,499)	(40,070)	(73,249)	(78,750)
Freight and other distribution costs	(4,719)	(5,988)	(9,974)	(10,163)
Depreciation and amortization	(1,409)	(1,741)	(2,926)	(3,465)
Other income (expense)	870	460	907	(363)

Operating earnings	7,630	2,876	10,094	8,801

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Pulp

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from external customers	46,444	54,571	93,136	98,532

Cost of products sold	(33,600)	(38,151)	(67,167)	(66,418)
Freight and other distribution costs	(11,355)	(12,593)	(22,467)	(22,364)
Depreciation and amortization	(921)	(1,851)	(2,845)	(3,691)
Other (expense) income	(191)	122	(255)	(1,686)

Operating earnings	377	2,098	402	4,373

Corporate and other

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from related parties	97	94	196	192

Cost of products sold	(11)	(20)	(22)	(30)
General and administration	(5,024)	(3,489)	(8,981)	(7,717)
Depreciation and amortization	(23)	(42)	(47)	(87)
Loss on termination of PPA	-	-	(22,215)	-
Other income	386	10	387	10

Operating loss	(4,575)	(3,447)	(30,682)	(7,632)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Total

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from external customers and related parties	94,928	104,880	188,668	200,266

Cost of products sold and general and administration	(74,134)	(81,730)	(149,419)	(152,915)
Freight and other distribution costs	(16,074)	(18,581)	(32,441)	(32,527)
Depreciation and amortization	(2,353)	(3,634)	(5,818)	(7,243)
Loss on termination of PPA	-	-	(22,215)	-
Other income (expense)	1,065	592	1,039	(2,039)

Operating earnings (loss)	3,432	1,527	(20,186)	5,542

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $2.8 million for the six months ended June 30, 2016, and $1.3 for the three months ended June 30, 2016 (2015 - $2.7 million and $1.3 million, respectively).

Expenditures on property, plant and equipment and intangibles

		Six months ended
		June 30,
	2016	2015
	$	$

Lumber	637	1,735
Pulp	1,931	26,773
Corporate and other	488	306

	3,056	28,814

Expenditures on property, plant and equipment and intangibles are net of government grant funding of $2.2 million for the six months ended June 30, 2016 (June 30, 2015 - $nil).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Identifiable assets

	June 30,	December 31,
	2016	2015
	$	$

Lumber	180,793	199,223
Pulp	170,483	194,149
Corporate and other	12,073	19,211

	363,349	412,583

10	Supplementary cash-flow information

Net change in non-cash working capital items

		Six months ended
		June 30,
	2016	2015
	$	$

Accounts and other receivables	(4,755)	5,524
Inventories	16,378	6,611
Prepaid expenses	4,074	(3,257)
Accounts payable and accrued liabilities	(16,102)	(23,429)

	(405)	(14,551)

Additions to property, plant and equipment

		Six months ended
		June 30,
	2016	2015
	$	$

Additions to property, plant and equipment and intangible assets	(5,231)	(28,814)
Changes in working capital for investing activities	827	5,238
Interest capitalized on qualifying assets	2,569	1,528

	(1,835)	(22,048)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

11	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

The Company earned revenue from Industries as follows:

	Six months ended June 30,
	2016	2015
	$	$

Administration fees	196	192

Included in accounts receivable relating to these transactions	32	30

Fees are established at the cost to the Company, plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Six months ended June 30,
	2016	2015
	$	$

Chemical purchases	407	411

Other services	1,271	1,194

Accounts payable to Industries	423	192

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.